SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




In the Matter of              )
Eastern Enterprises, et al.   )
                              )                                File No. 70-9605
(Public Utility Holding       )
Company Act of 1935)          )


                           CERTIFICATE OF NOTIFICATION
                               PURSUANT TO RULE 24

     This Certificate of Notification is filed by Eastern Enterprises ("Eastern") and EnergyNorth, Inc. ("EnergyNorth"), each of which is an exempt holding company, in connection with Eastern's acquisition of all of the issued and outstanding common stock of EnergyNorth, as proposed in the Form U-1 Application/Declaration, as amended (the "Application") filed in this proceeding, and authorized by Order of the Securities and Exchange Commission dated November 7, 2000 (Release No. 35-27269) (the "Merger Order"). Eastern and EnergyNorth hereby certify pursuant to Rule 24:

a. That, on November 8, 2000, by means of the all-cash merger described in the Merger Order, and having obtained all state and federal approvals necessary, Eastern acquired all of the issued and outstanding common stock of EnergyNorth;

b. That Eastern paid approximately $204.2 million in consideration for the outstanding shares of common stock of EnergyNorth; and

c. That all of the transactions described in the Application were carried out in accordance with the terms of the Merger Order.

     A "past tense" opinion of counsel is attached hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                     EASTERN ENTERPRISES


                                     By: /s/ L. William Law, Jr.
                                             -------------------------------
                                             L. William Law, Jr.
                                             Senior Vice President and Secretary


                                     ENERGYNORTH, INC.


                                     By: /s/ L. William Law, Jr.
                                             -------------------------------
                                             L. William Law, Jr.
                                             Vice President


Dated: November 8, 2000


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